UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

HIVE Digital Technologies Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

433921103

(CUSIP Number)

December 28, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 433921103

1.	Name of Reporting Person

MMCAP International Inc. SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.       SEC Use Only

4.       Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	6,860,520
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	6,860,520
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,860,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.3%

12.	Type of Reporting Person (See Instructions)

OO

Page 2 of 8 Pages

CUSIP No. 433921103

1.	Name of Reporting Person

MM Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	6,860,520
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	6,860,520
	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,860,520

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

7.3%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 8 Pages

Item 1.

(a)	The name of the issuer is HIVE Digital Technologies Ltd. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at Suite 855 -789 West Pender Street, Vancouver, BC V6C 1H2, Canada.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) MMCAP International Inc. SPC (the “Fund”); and (2) MM Asset Management Inc. (the “Adviser”). The Fund is a private investment vehicle. The Fund directly beneficially owns the Common Shares (as defined below) reported in this Statement. The Adviser is the investment manager of the Fund. The Adviser may be deemed to beneficially own the Common Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the Common Shares directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The principal business office of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Issuer’s Common Shares, no par value (the “Common Shares”).

(e)	The CUSIP number of the Common Shares is 433921103

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Page 4 of 8 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of December 28, 2023 and remains accurate as of the close of business on January 5, 2024, the date of filing of this Schedule 13G. The 6,860,520 Common Shares reported are issuable upon the exercise of warrants as follows: (x) listed warrants to purchase 1,231,770 Common Shares; and (y) 3,752,500 “Special Warrants”.

Each Special Warrant generally entitles the holder thereof to receive, without payment of additional consideration, one (1) unit of the Issuer (each a “Unit”) upon the exercise or deemed exercise of each Special Warrant. Each Unit shall consist of one (1) Common Share and one-half (0.5) of one (1) Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one (1) Common Share (a “Warrant Share”) at a price of CAD$6.00 per Warrant Share until December 28, 2026. The Special Warrants are exercisable by the holders thereof at any time for no additional consideration. All unexercised Special Warrants shall be deemed exercised on behalf of, and without any required action on the part of, the holders (including payment of additional consideration) no later than April 29, 2024. Further details on the Special Warrants may be found in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on December 28, 2023.

The percentages of beneficial ownership contained herein are based on: (x) 87,630,617 Common Shares outstanding as of November 10, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on November 13, 2023; and (y) 6,860,520 Common Shares issuable upon exercise of the warrants described above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 5 of 8 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

MMCAP International Inc. SPC

By:	/s/ Ulla Vestergaard

Name: Ulla Vestergaard

Title: Director

MM Asset Management Inc.

By:	/s/ Hillel Meltz

Name: Hillel Meltz

Title: President

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 8 of 8 Pages